UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

OLD POINT FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK ($5.00 PAR VALUE)
(Title of Class of Securities)

680194107
(CUSIP Number)

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:   December 31, 2020.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   X    Rule 13d-1(b)
	Rule 13d-1(c)
    	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 680194107

1. Names of Reporting Persons.

OLD POINT TRUST AND FINANCIAL SERVICES, N.A.,

2. Check the Appropriate Box If a Member of a Group

(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization

UNITED STATES OF AMERICA

Number Of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power

765

6. Shared Voting Power

122,863

7. Sole Dispositive Power

32,574

8. Shared Dispositive Power

8,791

9. Aggregate Amount Beneficially Owned By Each Reporting Person

123,628

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented By Amount In Row (9)

2.37%

12. Type Of Reporting Person
BK
Item 1 (a) Name of Issuer:

OLD POINT FINANCIAL CORPORATION

Item 1 (b) Address of Issuer's Principal Executive Offices:

1 WEST MELLEN STREET
HAMPTON, VIRGINIA   23663

Item 2 (a) Name of Person Filing:

OLD POINT TRUST AND FINANCIAL SERVICES, N.A.

Item 2 (b) Address of Principal Business Office or, if none, Residence:

11780 JEFFERSON AVENUE SUITE D / PO BOX 6270
NEWPORT NEWS, VIRGINIA   23606

Item 2 (c) Citizenship:

A TRUST COMPANY ORGANIZED AND EXISTING UNDER THE LAWS OF THE UNITED STATES OF AMERICA

Item 2 (d) Title of Class of Securities:

COMMON STOCK, $5.00 PAR VALUE

Item 2 (e) CUSIP Number:

680194107

Item 3 Type of Person:
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a)      Broker or dealer registered under section 15 of the Act
		(15 U.S.C. 78o);
    (b)  X   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
    (c)      Insurance company as defined in section 3(a)(19) of the Act
		(15 U.S.C. 78c);
    (d)      Investment company registered under section 8 of the Investment
		Company Act of 1940 (15 U.S.C 80a-8);
    (e)      An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
    (f)      An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
    (g)      A parent holding company or control person in accordance with
		240.13d-1(b)(1)(ii)(G);
    (h)      A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);
    (i)      A church plan that is excluded from the definition of an
		investment company under section 3(c)(14) of the Investment Company
		Act of 1940 (15 U.S.C. 80a-3);
    (j)      A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
    (k)      Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a
		non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J),
		please specify the type of institution: ____

Item 4 Ownership

(a) Amount Beneficially Owned

123,628

(b) Percent of Class

2.37%

(c) Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote:

765 (but which, as a matter of Virginia Law, cannot be voted unless a Co-Fiduciary is appointed for the sole purpose of voting such shares)

(ii) 	shared power to vote or to direct the vote:

122,863 (but 31,809 shares of which, as a matter of Virginia law, can only be voted by the co-fiduciary that has been appointed for the sole purpose of voting such shares, and 8,791 shares of which, as a matter of Virginia law, cannot be voted unless a co-fiduciary is appointed for the sole purpose of voting such shares)

(iii) 	sole power to dispose or to direct the disposition of:

32,574

(iv) 	shared power to dispose or to direct the disposition of:
8,791

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person. All of the securities reported on this schedule 13G are held by Old Point Trust and Financial Services, N.A., as trustee, fiduciary, custodian or administrator of various accounts. No single account holds more than 5% of the outstanding shares of common stock of Old Point Financial Corporation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 16, 2021
Date

OLD POINT TRUST and FINANCIAL SERVICES, N.A.


__/s/ Eugene M. Jordan, II____________________________________
Eugene M. Jordan, II, President and CEO
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